Filed under Rule 424(b)(3) of the Securities Act of 1933,
relating to Registration No. 333-123193

Prospectus Supplement No. 2
to Prospectus Dated April 7, 2005
of

MINDSPEED TECHNOLOGIES, INC.

Relating to

$46,000,000
3.75% Convertible Senior Notes due 2009
and
Shares of Common Stock
Issuable upon Conversion of the Notes

     This prospectus supplement relates to the resale by certain selling security holders of our 3.75% Convertible Senior Notes due 2009 and the shares of our common stock issuable upon conversion of the notes.

     You should read this prospectus supplement in conjunction with the prospectus dated April 7, 2005, which should be delivered in conjunction with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the prospectus.

     Investing in the notes and the common stock issuable upon conversion of the notes involves risks that are described in the “Risk Factors” section beginning on page 6 of the prospectus dated April 7, 2005.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus dated April 7, 2005. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 31, 2005.

Adjustment of Conversion Price

     Effective May 13, 2005, the conversion price of the notes was adjusted to $2.31 per share of common stock, which is equal to a conversion rate of approximately 432.9004 shares of common stock per $1,000 principal amount of notes. Prior to this adjustment, the conversion price applicable to the notes was $2.81 per share of common stock, which was equal to approximately 355.8719 shares of common stock per $1,000 principal amount of notes. The adjustment resulted from application of the “barrier adjustment” to the initial conversion price as described in the prospectus under “Description of the Notes — Conversion Rights — Conversion Price Adjustments.” The conversion rate is subject to further adjustment as described in the prospectus under “Description of the Notes – Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

Selling Security Holders

     The table under the caption “Selling Security Holders” beginning on page 61 of the prospectus is hereby supplemented and amended by updating information as to the selling security holders identified in the following table. The following table sets forth certain information concerning the principal amount of notes beneficially owned by each selling security holder and the number of shares of underlying common stock that may be offered from time to time by each selling security holder pursuant to the prospectus and this prospectus supplement. The information in the following table is based on information provided to us by or on behalf of the selling security holders on or before August 30, 2005. We have assumed for purposes of the table below that the selling security holders will sell all of their notes and common stock issuable upon conversion of the notes pursuant to the prospectus and this prospectus supplement, and that any other shares of our common stock beneficially owned by the selling security holders will continue to be beneficially owned by them. We have also assumed for purposes of the following table that unnamed holders of notes, or any future transferees, pledgees, donees or successors of or from any such holder, do not beneficially own any common stock other than that issuable upon conversion of the notes.

     Information about the selling security holders may change over time. In particular, the selling security holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided to us information regarding their notes. Any changed or new information given to us by or on behalf of the selling security holders will be set forth in supplements to the prospectus or amendments to the registration statement of which the prospectus is a part, if and when necessary.

     Except as set forth in the footnotes below, none of the selling security holders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

					Number of Shares
			Number of Shares		of Common Stock
	Principal Amount of	Percentage	of Common Stock	Number of Shares	Beneficially Owned	Natural Person(s)
Name of Selling	Notes Beneficially	of Notes	Beneficially	of Common Stock	after the	With Voting or
Security Holder	Owned and Offered	Outstanding	Owned(1)(2)	Offered(1)	Offering(3)	Investment Power
AG Offshore Convertibles, Ltd.(4) +	$4,500,000	9.8%	1,948,052	1,948,052	0	John M. Angelo and Michael L. Gordon.

Amaranth LLC(5) +	$10,000,000	21.7%	4,329,004	4,329,004	0	Amaranth Advisors L.L.C., the Trading Advisor for Amaranth LLC, exercises voting power and investment control over the registrable securities. Nicholas M. Maounis is the managing member of Amaranth Advisors L.L.C.

S-1

					Number of Shares
			Number of Shares		of Common Stock
	Principal Amount of	Percentage	of Common Stock	Number of Shares	Beneficially Owned	Natural Person(s)
Name of Selling	Notes Beneficially	of Notes	Beneficially	of Common Stock	after the	With Voting or
Security Holder	Owned and Offered	Outstanding	Owned(1)(2)	Offered(1)	Offering(3)	Investment Power
BNP Paribas Equity Strategies, SNC +	$1,016,000	2.2%	457,427	439,827	17,600	Christian Menestrier, CEO of CooperNeff Advisors, Inc.

CooperNeff Convertible Strategies (Cayman) Master Fund, LP	$520,000	1.1%	225,108	225,108	0	Christian Menestrier, CEO of CooperNeff Advisors, Inc.

Highbridge International LLC(6) +	$6,500,000	14.1%	2,813,853	2,813,853	0	Glenn Dubin and Henry Swiect. Messrs. Dubin and Swiect are the principals of Highbridge Capital Management, trading advisor to Highbridge International, LLC.

Lyxor/Convertible Arbitrage Fund Limited	$138,000	*	59,740	59,740	0	Christian Menestrier, CEO of CooperNeff Advisors, Inc.

Saranac Capital Management L.P.(7)(8)	$3,000,000	6.5%	1,298,701	1,298,701	0	Ross Margolies.

Satellite Strategic Finance Associates, LLC(9)	$4,000,000	8.7%	2,235,602	1,731,602	504,000	Leif Rosenblatt; Mark Sonnino; Gabriel Neehamian; Christopher Tuzzo; Brian Kriftcher; Stephen Shapiro; David Ford.

Silverback Master, Ltd.(10)	$3,000,000	6.5%	1,298,701	1,298,701	0	Elliot Bossen.

Singlehedge US Convertible Arbitrage Fund	$150,000	*	64,935	64,935	0	Christian Menestrier, CEO of CooperNeff Advisors, Inc.

Sturgeon Limited	$176,000	*	76,190	76,190	0	CooperNeff Advisors, Inc. has sole investment control and shared voting control over the securities. Christian Menestrier is the CEO of CooperNeff Advisors, Inc.

UBS AG London f/b/o HFS(11)	$11,500,000	25.0%	4,978,355	4,978,355	0	Dominic Lynch.

Any other holders of notes or future transferees, pledgees, donees or successors of any such holders of notes(12)	$1,500,000	3.3%	649,351	649,351	0	N/A

Total:	$46,000,000	100.0%	20,435,020	19,913,420	521,600	N/A

*	Less than one percent (1%).

+	The selling security holder is an affiliate of a registered broker-dealer, and has certified to us that it bought the notes, or the shares of common stock issuable upon conversion of the notes, as applicable, in the ordinary course of business, and at the time of purchase of such securities it had no agreements or understandings, directly or indirectly, with any person to distribute such securities.

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of approximately 432.9004 shares per $1,000 principal amount at maturity of the notes, which is the conversion rate effective, as of May 13, 2005,

S-2

as a result of the “barrier adjustment” to the initial conversion price as described in the prospectus under “Description of the Notes — Conversion Rights — Conversion Price Adjustments.” The conversion rate is subject to further adjustment as described in the prospectus under “Description of the Notes – Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future. Excludes shares of common stock that may be issued by us upon the repurchase of the notes as described in the prospectus under “Description of the Notes – Repurchase at Option of Holders Upon a Fundamental Change” and fractional shares. Holders will receive a cash payment for any fractional share amount resulting from conversion of the notes, as described in the prospectus under “Description of the Notes – Conversion Rights.” Information previously listed in the table under the caption “Selling Security Holders” beginning on page 61 of the prospectus assumed a conversion rate of approximately 355.8719 shares per $1,000 principal amount at maturity of the notes, which was the initial conversion rate of the notes.

(2)	Except as set forth in footnotes (4) – (7) and (9) – (11) below, the number of shares of common stock beneficially owned by each holder named in the table is less than one percent (1%) of our outstanding common stock, calculated based on 103,692,626 shares of common stock outstanding as of August 26, 2005. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s notes, but we did not assume the conversion of any other holder’s notes.

(3)	For the purposes of computing the number of shares of common stock to be beneficially owned by the selling security holders after the conclusion of the offering, we have assumed for purposes of the table above that the selling security holders named above will sell all of the notes and all of the common stock issuable upon conversion of the notes offered by this prospectus, and that any other shares of our common stock beneficially owned by these selling security holders will continue to be beneficially owned by them. We have also assumed that unnamed holders of notes, or any future transferees, pledgees, donees or successors of or from any such holder, do not beneficially own any common stock other than that issuable upon conversion of the notes.

(4)	The number of shares of common stock beneficially owned by this holder is approximately 1.8% of our outstanding shares of common stock as of August 26, 2005, calculated as described in footnote (2) above.

(5)	The number of shares of common stock beneficially owned by this holder is approximately 4.0% of our outstanding shares of common stock as of August 26, 2005, calculated as described in footnote (2) above.

(6)	The number of shares of common stock beneficially owned by this holder is approximately 2.6% of our outstanding shares of common stock as of August 26, 2005, calculated as described in footnote (2) above.

(7)	The number of shares of common stock beneficially owned by this holder is approximately 1.2% of our outstanding shares of common stock as of August 26, 2005, calculated as described in footnote (2) above.

(8)	Saranac Capital Management L.P. acts as discretionary investment advisor with respect to the following accounts that hold the indicated principal amount of notes: Citigroup Alternative Investments Diversified Arbitrage Strategies Fund Ltd. ($422,000); Citigroup Alternative Investments Enhanced Arbitrage Strategies Fund ($124,000); Citigroup Alternative Investments Market Neutral Arbitrage Fund L.P. ($67,000); Citigroup Alternative Investments QIP Multi Strategy Arbitrage Portfolio ($1,925,000); Saranac Erisa Arbitrage LTD ($409,000); and Saranac Erisa Arbitrage LP ($53,000).

(9)	The number of shares of common stock beneficially owned by this holder is approximately 2.1% of our outstanding shares of common stock as of August 26, 2005, calculated as described in footnote (2) above.

(10)	The number of shares of common stock beneficially owned by this holder is approximately 1.2% of our outstanding shares of common stock as of August 26, 2005, calculated as described in footnote (2) above.

(11)	The number of shares of common stock beneficially owned by this holder is approximately 4.6% of our outstanding shares of common stock as of August 26, 2005, calculated as described in footnote (2) above.

(12)	If required, information about other selling security holders, except for any future transferees, pledgees, donees or successors of selling security holders named in the table above, will be set forth in a prospectus supplement or amendment to the registration statement of which this prospectus is a part. Additionally, post-effective amendments to the registration statement will be filed to disclose any material changes to the plan of distribution from the description contained in the final prospectus.

S-3